02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

THE COMPANY

1. Name of issuer: Trouvaille, LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul S. Hardersen   Dates of Board Service: 2/1/17 - Present
Principal Occupation: Chief Executive Officer
Employer: Trouvaillle, LLC   Dates of Service: 2/1/17 - Present
Employer's principal business: Tourism

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: University of North Dakota
Employer's principal business: Higher Education
Title: Associate Professor   Dates of Service: 8/15/03 – 8/31/17
Responsibilities: Tenure faculty professor conducting teaching, research, and service.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul S. Hardersen

		Dates of Service:	2/1/17 - Present
Title:	Chief Executive Officer		
Responsibilities:	Responsible for overall management and operations of the company, manages all finances, day-to-day activities, promotions, sales, etc. Leads all business meetings.		

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: University of North Dakota
Employer's principal business: Higher Education
Title: Associate Professor   Dates of Service: 8/15/03 – 8/31/17
Responsibilities: Tenure faculty professor conducting teaching, research, and service.

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Paul Hardersen	**480** Membership Interest Units	**48 %**
Jazmin Jourdain	**300** Membership Interest Units	**30 %**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Problem
The primary challenges that Trouvaille will address in the small-group segment of the travel industry is to provide a full-service travel-hosting company that fosters a sense of community among our traveling customers while simultaneously offering diverse, unique, and attractive travel experiences in the U.S. and around the world. Rather than just creating trips and offering them to the public, Trouvaille is working to develop genuine engagement with novice and experienced travelers by offering a travel-themed membership scheme offering substantial benefits, hosting online travel forums and podcasts, offering personalized customer service that is available to Trouvaille travelers throughout their travel experiences, to continue engaging with customers regularly and offering them unexpected and exceptional services, and providing payment options that encourage people of all incomes to travel.

Solution
We solve our business challenges by being the central hub -- online and physically -- of local and global travel experiences that is not rivalled by any other travel business. Achieving this goal involves: 1) creating, curating, and conducting Trouvaille travel experiences that expose travellers to destinations in the U.S. and around the world, 2) offer diverse trip itineraries that have a primary thematic emphasis (e.g., historical, science, culture) or a collection of single-trip themes, 3) conduct local day trips at our two locations (New York and Arizona) to engage local travelers with fun and thematic short-term trips, and 4) establish partnering relationships with local businesses and travel companies to promote local economies and extend the reach of Trouvaille's travel offerings. Providing superior customer experiences with Trouvaille will occur through our interactive website, promoting our travel community through membership choices and benefits, engaging people in-person at our local social events, hosting a vibrant online travel forum, offering quarterly videocasts/podcasts on pertinent travel topics, offering pathways (i.e., layaway plan) to encourage people to travel, and going the extra mile to help customers achieve their travel goals and dreams.

Market
The demographic market segments that Trouvaille will prioritize include: 1) the active senior traveler (50-65 years old), 2) the upscale traveler + family, and 3) the younger traveler seeking greater off-the-beaten-path travel experiences. From initial advertising that Trouvaille has conducted via Tucson.com and the Arizona Daily Star, we have significant data that shows that Trouvaille's ads and message appeals more to the active senior traveler demographic than any other and, more specifically, to the female active senior traveler.



OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Competition

The travel industry includes competitors that focus on experiential travel, all-inclusive travel, global travel, or all three of these components. Our direct competitors include those companies that perform all three activities in a coordinated manner. Examples of these companies include Ker & Downey (kerdowney.com), Backroads (www.backroads.com), GeoEx (www.geoex.com), and G Adventures (www.gadventures.com). These companies have somewhat different areas of focus, which include the types of travel experiences that they offer (groups trips, custom trips, epic hikes, luxury travel, etc.), but all of them offer experiences around the world and to a large number of sites.

Why Us?

Trouvaille is rapidly amassing the travel expertise, team members, travel destinations, industry connections, experience, and business collaborations to provide one of the most capable and comprehensive small-group travel-hosting businesses in the industry. Couple those traits with a continuing emphasis on innovation, devising new ways to promote travel among the U.S. population, targeting specific demographics, and working creatively, Trouvaille will stand out from the competition in several ways. Our team has a breadth of travel experiences that include countries on most continents of the world and in-depth expertise in the countries where Trouvaille travels. Extensive experience in the U.S., Caribbean, Europe (Ireland, France), and Asia (Vietnam), Trouvaille's team has the knowledge and local acumen to bring the local experience to our travelers. Guiding all of this is our desire to build a genuine travel community of people who travel, love to travel, want to travel, and want a resource where they can interact with others and get the information that they want and need. Our innovations thus far that distinguish Trouvaille from other small group travel companies include a travel-themed membership program with lifetime travel discounts and perks, a layaway program to give people across all income groups a way to save for their favorite trips, and personalized, responsive customer support that ensures worry-free travel planning and travel for our customers.

Expectations

Forecast

Our financial plan has the goal of generating a profit in Calendar Year 2018 that will result due to the setting of specific goals for membership sales, the number of day trips conducted in New York and Arizona, the trips that are likely to occur, and the number of attendees that will attend each event or trip. We will also achieve this goal as we perfect our marketing pitch and advertising strategies through time. Beginning in 2019 and each year after that, we will scale up our operations quickly with the goal of roughly doubling revenues each year. This will entail increasing the number of trips and events that we conduct annually, this will require an increase in staff size and an increase in travel hosting requirements annually, and will allow Trouvaille to open dedicated travel office spaces both in Arizona and New York.

Financial Highlights by Year

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**



Financing Needed

Our financing request funds areas that will facilitate company operations, support innovative travel app development, and position company finances that will allow aggressive operations in the first five complete years of company operations. Topical areas include online and media marketing, staff travel funding, print promotional materials, and payroll.

Opportunity

Problem & Solution

Problems Worth Solving

After gazing upon the landscape of the travel industry and our competition, the main problems that we identify include the lack of a full-service, global travel-hosting company that provides curated and personalized travel around the world. We also seek to solve the problem of travel company-consumer relationships by working to develop a genuine travel community where Trouvaille staff and travelers work together to help each other in all aspects of travel exploration, learning, and assistance.

Trouvaille fills a niche in the industry by offering travel experiences that are different from any other travel company. Trouvaille has an aspect of all-inclusive travel, but doesn't fit that typical definition, which mostly involves airfare + hotel + some resort amenities. We are all-inclusive minus the travel to the location of the trip. Trouvaille also has an aspect of experiential travel, but we don't solely focus on physically demanding travel to remote areas. We offer travel that allows exploration at all the locations of our major trips and is available for all demographics and levels of physical ability. We focus on experiences that involve culture, dining, science, nature, geography, and nature. Trouvaille also sets itself apart by offering local and regional travel opportunities in two major metro markets, New York and Arizona, which is another unique quality of the company.

Trouvaille travel experiences are uniquely designed to let travelers experience the breadth, depth, uniqueness, and diversity of the areas that they will be visiting. Each trip will give travelers the local experience whether that be via the culture, history, science, cuisine, ecology, or natural beauty of the area. Travelers to Hawaii don't just go to the beach: they experience the ocean life, beaches, hiking trails, mountains, volcanoes, astronomy, and cuisine of the Big Island! Gaining deeper insights into new places can widen people's perspective, give them a greater understanding of the world, all while having fun at the same time. That is what we strive to do: enrich people's lives, bring people together, and promote understanding of both our common humanity and the planet on which we live.

Accomplishing the above goals requires a global reach and Trouvaille is well on the way to achieving that goal. With a presence in North America, the Caribbean, South America, multiple locations in Europe, and Southeast Asia, Trouvaille is developing a diversity of offerings to accomplish the core mission of bringing people to the world and the world to the people. We expect our portfolio of offerings to continue to increase in our first five

02/26/2018

FP: truCrowd

Open until: _07/31/2018_



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

years of operation and we will seek out those opportunities to create a global web of travel experiences that are unlike anything in the industry.

Fostering a genuine travel community is a high-priority for Trouvaille and doing this will lead to greater Trouvaille-customer and customer-customer interactions. These interactions -- and an ever-growing number of interactions -- will help develop customer loyalty, familiarity and confidence in Trouvaille, and will lead to greater sales through time. This community will be fostered with the travel forum on the Trouvaille website, through personal interactions with customers and potential customers, and through the conduct of exclusive online events that will provide people with an entertaining and informative exposure to some part of the world. Finally, although quality customer service is an obvious requirement for any successful business, it seems very apparent in today's world that many companies have forgotten this requirement and the importance of focusing on helping people. That is why Trouvaille is committed to helping customers in all aspects of their Trouvaille travel: before, during, and after their travels, while also providing helpful support, information, and requests for the larger public interested in experiential, global travel.

Our solution

We solve our business problem by being the central hub -- online and physically -- of a globe-spanning network of travel experiences that are unique across the travel-hosting segment of the travel industry. Achieving this goal involves: 1) creating, curating, and conducting Trouvaille travel experiences that expose travelers to the vast diversity of destinations that we offer, and 2) establish partnering relationships with other, more focused, travel companies that offer experiences similar to the Trouvaille experience, but only for one or a few locations. The first item requires not only a desirable location, but an itinerary that exposes people to experiences they have never had previously, which expands both their minds and their views of life. It also requires personnel who know the location and can provide the personal, local, knowledgeable touch that truly provides an authentic experience.

Target Market

The demographic market segments that Trouvaille will prioritize include: 1) the active senior traveler (50-65 years old), 2) the upscale traveler + family, and 3) the younger traveler seeking greater off-the-beaten-path travel experiences. From initial advertising that Trouvaille has conducted via Tucson.com and the _Arizona Daily Star_, we have significant data that shows that Trouvaille's ads and message appeals more to the active senior traveler demographic than any other and, more specifically, to the female active senior traveler.

Competition

Current alternatives

The travel industry includes competitors that focus on experiential travel, all-inclusive travel, global travel, or all three of these components. Our direct competitors include those companies that perform all three activities in a coordinated manner. Examples of these companies include Ker & Downey (kerdowney.com), Backroads (www.backroads.com), GeoEx (www.geoex.com), and G Adventures (www.gadventures.com). These companies have somewhat different areas of focus, which include the types of travel experiences that they offer (groups trips, custom trips, epic hikes, luxury travel, etc.), but all of them offer experiences around the world and to a large number of sites.

Our advantages

The advantages that Trouvaille provides to the traveling public include: 1) the ability to conduct local day/weekend hosted events in the New York, NY, metropolitan region, and in the southwestern U.S. region (centered on Tucson, AZ), 2) a company that hosts and uniquely curates travel experiences in multiple U.S. locations and internationally, 3) a company and staff with intimate knowledge and experiences with the travel locations that are available, 4) the ability to partner with other travel organizations to expand Trouvaille's travel portfolio, 5) a commitment to help local businesses and populations in areas that we serve, 6) an ironclad commitment to provide the highest quality customer service for customers before, during, and after their travels,

02/26/2018

FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

and 7) a travel-themed PassPort membership scheme that offers travelers discounts and perks for becoming a part of the Trouvaille family.

Trouvaille has already demonstrated success in conducting day trips in both the New York and Tucson regions with plans for expanded local experiences in both regions.

Execution

Marketing & Sales

Marketing Plan

Our initial focus is on travel destinations that have demonstrated high traffic and prospects for growth into the future. Our initial focus on Hawaii, New York, Napa Valley, South Beach, the Caribbean, Peru, and Italy is based on their designations as some of the most popular travel destinations in the world. Other locations where we plan to expand, which includes France, Vietnam, Cuba, Australia/New Zealand, and South Africa, are also popular and emerging tourist destinations. At the same time, we are striving to offer experiences at these destinations that are different, unique, in-depth, and special.

Based on data from the National Travel and Tourism Office, U.S. citizen travel out of the country increased by 8% in 2016. In addition, top destinations within the U.S. include New York, Hawaii, Napa Valley, and South Beach. Couple these data with generally high interest in experiential travel, notably very significant for the active senior demographic (aged 50-65 years old), Trouvaille is focusing its efforts on the destinations and demographics that will lead to our success.

It is also very interesting to note, from analysis by Treksoft Trend Report 2017, that 69% of travelers worry about not finding the best travel deals that are available. By providing travel services beyond offering day trips, and U.S. and international experiential travel experiences, we can tap into this worry by providing the customer support, value-added services, and 24/7 assistance that will ensure that Trouvaille Travelers receive the highest quality of service in the industry.

Sales Plan

The Trouvaille sales plan first focuses on identifying those people most interested in becoming paying customers with Trouvaille, which then leads to the efforts that the company employs to turn these potential customers into paying customers. Our venues of interested customers include attendees of Trouvaille monthly social events in Arizona and New York, people who attend our day trips/events, direct subscribers to the Trouvaille email newsletter, and the people who are currently on Trouvaille's larger email list. At our monthly socials, we will offer attendees discounted memberships, free goodies for attending, and special offers for a selection of our larger trips. These offers are reserved for attendees of our social events as these people are the most likely to become involved with Trouvaille and have a desire to become a part of the Trouvaille traveling family. Past experience has shown that meeting people in-person, showing them our company approach and product selection, and giving them direct insights into the development of our company tends to produce better results.

Operations

Locations & Facilities

Trouvaille currently has a presence in Tucson, Arizona, and New York, New York. We consider these to be the company's U.S. West Coast and U.S. East Coast headquarters, respectively. While currently lacking a physical business office, Trouvaille operations currently run from the CEO's home in Tucson, Arizona, which includes dedicated office space for work, record-keeping, and business development. In New York, Trouvaille Partner Jazmin Jourdain organizes and conducts social events and day trips. In Tucson, CEO Paul Hardersen and Brand Ambassador Connor Cervantes also organize and conduct regular social events and day trips. Organizing and promoting these events currently does not require an office and has been easy to accomplish thus far.

02/26/2018
FP: truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Technology

Trouvaille currently operates and maintains a full-service website, has the ability to receive and make payments through multiple venues, is advertising its products and services through a variety of means, and plans to develop a high-quality, travel friendly, and useful iOS application for mobile phone users. The company website has been developed through the Wix platform and our URL is: www.trouvaille.club. We currently subscribe to the VIP + Wix Bookings Plan that allows Trouvaille to provide a high-quality, functional, and well-designed website for desktop and mobile users. For eCommerce, Trouvaille can accept payments directly through our website, PayPal, Eventbrite, and Viewpost. Trouvaille also accepts payment via cash and checks. For local events, day trips, and personal sales, a Square Contactless (Credit Card) and Chip Reader in both Arizona and New York will be used to process sales on-the-spot.

Company

Overview
Ownership & Structure

Trouvaille incorporated as a Limited Liability Corporation (LLC) on February 1, 2017, with incorporation in the State of New Mexico. The company moved with the CEO, Paul Hardersen, to Tucson, Arizona, in July 2017. The company currently has two partners, Paul Hardersen and Jazmin Jourdain, who possess 62% and 38% equity in the company, respectively. Other current Trouvaille participants will have the opportunity to gain equity in the future based on their performance. Trouvaille will also consider additional partners in the future as prospects are identified.

Company history

The Trouvaille team is working tirelessly to fulfill its two primary objectives to meet its goal of becoming one of the leading travel-hosting companies in the world. As of 12/31/2017, Trouvaille has achieved the following:

1. Partnered with a concierge service in New York, NY, to devise, conduct, and lead three day-trip experiences for apartment residents in Manhattan. Trouvaille hosted three day-trips in October 2017: two to area apple orchards and one to Upstate New York to watch the fall foliage and to visit the Storm King Art Center. This relationship has also generated the first revenue for Trouvaille and demonstrates the company's ability to perform in the large New York metropolitan market. We are planning at least four day-trip events for 2018.

2. Trouvaille began conducting monthly socials in Tucson, Arizona, via Meetup, in August 2017, and has achieved a Meetup group population of 214 people. Events thus far have been dining events where Trouvaille staff updates attendees on company activities, new travel offerings, and getting to know people personally to develop strong personal and business relationships. Our first paid membership was achieved through one of these social events. Trouvaille will begin conducting day trips in Arizona in 2018 with the first event being a Southern Arizona Winery Tour that will visit up to four wineries on Saturday, March 3, 2018. Trouvaille plans to conduct at least four day trips in Arizona in 2018, as well as the monthly social events

3. Trouvaille has developed a broad array of expansive travel experiences that focus on geographic diversity and unique itineraries. Our goal is to have a global array of travel experiences and we are well on our way to achieving that goal by 2020. Trips and itineraries have been developed for South Beach, Florida; the Big Island of Hawaii; Napa Valley, California; a small ship sailing experience in the Caribbean; a 10-day exploration of Vietnam; and week-long explorations of Ireland, Isle of Man and France. We currently have five passengers/four cabins booked for the Caribbean sail in August 2018 and we continue to advertise this experience. Plans call for each of these trips to be offered annually and offering customers the option of utilizing Trouvaille to help them develop a customized trip to the location and date of their choice. In addition, we are investigating additional trips to locations that include Cuba, St. Lucia, and Cyprus while searching for opportunities to add New Zealand, Australia, India, and South Africa to our portfolio.

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

Management team



Paul S. Hardersen, Ph.D.,
Chief Executive Officer, Trouvaille LLC.
Dr. Hardersen is currently a Senior Scientist at the Planetary Science Institute (PSI), Tucson, Arizona. With a Ph.D. in geology and planetary science, Dr. Hardersen is a practicing planetary scientist. Dr. Hardersen has traveled across the U.S., Caribbean, Europe, and Asia, is a seasoned traveler, and has intimate knowledge of Hawaii.



Jazmin Jourdain, Partner.
Currently Vice President, Director, and Registered Representative for New York City asset manager Baron Capital, Inc. Responsible for Shareholder Services, Branding, Corporate Projects, and large scale events. Ms. Jourdain is also a board member of Aspira of New York and The Dream Project. She is also very involved with GMHC of New York, The Felix, Global Giving, and Helping Hands Foundation. World travel has been her education and passion since she was 16 years old.



Connor Cervantes,
Partner.
Mr. Cervantes currently works for Tucson.com as an advertising representative, is an avid traveler (to more than 20 countries) and has contacts around the world that Trouvaille can utilize in the development of our national and global adventures.



Manish Khatri,
Brand Ambassador.
Manish is in Houston, Texas and works for the NASA Johnson Space Center. Manish has an engineering background, is also an avid traveler, and is primarily responsible for providing photography support for Trouvaille trips, selling memberships, and providing technical support.



Sarah Nolan-Hardersen
Designer.
Volunteers her graphic design skills and background in developing company policies to Trouvaille.

02/26/2018
FP: truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662



OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

Financial Plan
Forecast
Key assumptions
When creating our financial forecast, the primary assumptions include: 1) the number of Trouvaille trips that occur annually, and 2) other revenue via PassPort memberships and merchandise. The number of trip locations, and the number of trips at each location, will increase each year to scale up our operations, abilities, and revenues. These assumptions for the basis for our revenue projections.

Net Profit (or Loss) by Year



Use of funds
The primary source of funds that we are seeking will come from our crowdfunding proposal that will seek $107,000. Funds will be used for: A) United PassPlus airfare account for staff travel to events: $20,000, B) Print promotional materials: $5,000, C) Online/media marketing (Google AdWords, Facebook, TV/radio, etc.): $35,000 and D) Payroll: $47,000.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

02/26/2018

FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

1.   Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

2.   Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

3.   This is a brand-new company. We were formed in 2017, have only recently launched our website, and have only begun to generate revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

4.   We depend on a small management team. We depend on the skill and experience of Paul Hardersen, Jazmin Jourdain, and Connor Cervantes. Each has a different skill set, but all have travel and travel-related experience. Paul contributes the largest work effort for the company, which is estimated to about half-time work. Partners Jazmin Jourdain and Connor Cervantes also contribute to the company, but at a level less than half-time. None of the Partners are currently receiving pay for their work efforts.

5.   It is difficult to accurately predict our earnings potential. Our earnings forecast for the next five years is based on the number of local events and day trips, U.S. and international trips, and PassPort memberships that are sold, as well as the number of paying customers that go on each trip. We have priced the PassPort memberships and provided an array of benefits that we think will be attractive to the traveling public. However, we will need time to collect actual sales data and determine if we reach our project sales goals in all categories.

6.   As a new company we have a limited operating history. The Company was organized on February 1, 2017. We have a limited operational history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by pre- or early-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

7.   Projections are somewhat speculative and are based upon a number of assumptions. Our primary revenue sources will derive from our PassPort memberships, our day events, and our larger trips. PassPort

02/26/2018

FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

membership projections are the most uncertain, but effort has been made to develop a pricing structure and associated benefits that will be attractive to the traveling public. We have set modest goals for 2018 with the project sale of 60 PassPort memberships. Our ability to meet that goal will guide us guidance on our ability to increase membership sales in later years. For the day trips, these events will only occur if sufficient attendance is reserved for the event. This will protect the company from conducting events that would otherwise be unprofitable. Likewise for our larger trips, we assume a minimum attendance of four people per trip, but with the goal of 6+ participants per trip. Trips will not occur if paid participation falls below the minimum threshold, which will also protect the company against conducting a trip that would lose money.

8.   Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

9.   You can lose 100% of your investment. Many small business startups like the Company fail. Trouvaille is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

10.   Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

11.   Team risks. Our core strategic team is small, consisting of two co-founders and two additional partners/Brand Ambassadors. The two co-founders have developed a collegial and effective working relationship through nearly ~2 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing. Loss of any team member would adversely affect our ability to conduct trips and events in some of our locations.

12.   General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

13.   Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors.

02/26/2018

FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

14.   Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

15.   Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE OFFERING

9.   What is the purpose of this offering?

We are looking to raise funds to expand operations and to get a global selection of trips. We will be using the funds raised to develop a travel community to enjoy the benefits offered by us and other people experiences.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$107,000.00
Less: Offering Expenses (FP Fees)	$3,500.00	$7,490.00
Net Proceeds	$6,500.00	$99,510.00
Use of Net Proceeds		
Marketing and Advertising	$6,500.00	$10,000.00
United PassPlus airfare account for staff travel to events		$15,000.00
Print promotional materials		$12,000.00
Online marketing (Google AdWords, Facebook, etc.)		$32,510.00
Payroll Expenses		$30,000.00
Total Use of Net Proceeds	$6,500.00	$99,510.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company

02/26/2018

FP: truCrowd

Open until: _07/31/2018_



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

decides to close the offerings, the company might engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
The intermediary will notify investors when the target offering amount has been met.
If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. See Annex 1 for full agreement.

SECURITY OFFERED FOR SALE	*SAFE+REV* (TM) *(**S**IMPLE **A**GREEMENT FOR **F**UTURE **E**QUITY PLUS **REV**ENUE PARTICIPATION**)***
VALUATION CAP	**N/A**
DISCOUNT RATE	**80%**
MFN PROVISION	**No.**
ANTI-DILUTION RIGHTS	**No.**
***TARGET** NUMBER OF UNITS OF SAFE+REV*(TM)*	**100**
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)*	**1,070**
*PURCHASE PRICE PER **UNITS***	**$100**
*MINIMUM **UNITS** PER INVESTOR*	**1**
OFFERING DEADLINE	**7/31/2018**
USE OF PROCEEDS	**See page 13**
REVENUE PARTICIPATION	**Yes**
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	**20%**
REPAYMENT MULTIPLE	**4X**
MEASUREMENT PERIOD START	**1/1/2019**
MEASUREMENT PERIOD END	**12/31/2059**

02/26/2018

FP: truCrowd

Open until: _07/31/2018_



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	_Total Proceeds_	_Net Proceeds_
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

    None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interest Units	1,000	1,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

02/26/2018
FP: truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes   ☐ No

Via this offering the new investors will get a SAFE+REV (see Annex 1) while the existing shareholders hold shares of common stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

The holders of a majority of voting rights might avoid the conversion of the SAFE into common stock by not going public or by not selling the company. Also, their decisions might cause the company to have no or very little revenue, so the Revenue participation component of the security might not reach a meaningful payout in the forty years measurement period.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

VALUATION



The 5 Methods Used

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights



Weights
of the 5 methods

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (16%), DCF- Long Term Growth (16%), and DCF with Multiples (16%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

The Average Pre-Money valuation is:	$ 2,240,827
Lower Bound $ 1,746,000	
	Higher Bound $ 2,736,000

Even if the security offered is independent of valuation, we will be using an average pre-money valuation of **$2,200,000**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

  The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

  No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

  The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

  While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**

02/26/2018
FP: truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662



OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The company had an outstanding credit card line with American Express of $22,000 and Bank or America of $8,000

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

   If yes, for each such transaction, disclose the following:

None to all four statements.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

02/26/2018
FP: truCrowd



Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

During 2017 we had income from events and trip totaling about $27,000. We did spend about $37,000. Our business model works because as we will scale some of the expensed will be spread out over more income. At the end of 2017 we had about $27,000 due in credit cards.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Trouvaille LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Event Income	10,401.15
Sales	620.00
Trip Income	16,294.00
Total Income	**$27,315.15**
GROSS PROFIT	**$27,315.15**
Expenses	
Advertising & Marketing	5,131.15
Bank Charges & Fees	1,288.38
Crowdfunding Expenses	3,500.00
Event Expenses	12,149.37
Job Supplies	747.27
Legal & Professional Services	448.03
Meals & Entertainment	233.58
Office Supplies & Software	997.32
Other Business Expenses	450.00
Trip Expenses	11,783.36
Utilities	51.21
Total Expenses	**$36,779.67**
NET OPERATING INCOME	**$ -9,464.52**
NET INCOME	**$ -9,464.52**

Cash Basis Monday, February 26, 2018 02:13 PM GMT-8 1/1

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

Trouvaille LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Cash Rewards (3216)	2,619.36
Business Advantage Chk (8481)	9,258.27
Total Bank Accounts	**$11,877.63**
Other Current Assets	
Inventory	51.74
Total Other Current Assets	**$51.74**
Total Current Assets	**$11,929.37**
TOTAL ASSETS	**$11,929.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx_TRV_businessCC	24,757.61
CORP Account - Bank of America (4422)	2,895.94
Total Credit Cards	**$27,653.55**
Total Current Liabilities	**$27,653.55**
Total Liabilities	**$27,653.55**
Equity	
Opening Balance Equity	-7,259.66
Owner's Investment	1,000.00
Retained Earnings	
Net Income	-9,464.52
Total Equity	**$ -15,724.18**
TOTAL LIABILITIES AND EQUITY	**$11,929.37**

Cash Basis Friday, February 16, 2018 02:59 PM GMT-8   1/1

02/26/2018
FP:

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Paul Hardersen, certify that:

(1)   the financial statements of Trouvaille, LLC included in this Form are true and complete in all material respects; and

(2)   the Company did not file any tax returns as of the date of this certification.

x _Paul L. Hardersen_____
CEO

2/26/2018

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

02/26/2018
FP:

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

02/26/2018
FP: truCrowd



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

Open until: *07/31/2018*

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes   ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the

02/26/2018
FP:

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

  (1)   any other material information presented to investors; and
  (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of each year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: trouvaille.club

The issuer must continue to comply with the ongoing reporting requirements until:

  (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
  (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
  (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5)   the issuer liquidates or dissolves its business in accordance with state law.

<p style="text-align:center">*   *   *   *   *</p>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;

and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the

function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

02/26/2018

FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Annex 1: SAFE+REV Agreement

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

      (A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

      (B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $[_____].

The "**Discount Rate**" is [*100 minus the discount*]%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

02/26/2018
FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii)

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

02/26/2018
FP: truCrowd

Open until: *07/31/2018*



Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

02/26/2018

FP:  truCrowd

Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$6,500**
Maximum Amount	**1,070**	**$107,000**	**$99,510**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _____

o The "Measurement Period" is that period of time commencing on _____ and ending on _____

o The "Repayment Multiple" is _____

o The "Total Per Unit Defined Return" is $_____

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

02/26/2018
FP: ▲ truCrowd



Open until: *07/31/2018*

Trouvaille, LLC
6790 East Calle La Paz # 2101
Tucson, AZ 85715
520-820-8662

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and



OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$6,500
Maximum Amount	1,070	$107,000	$99,510

any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____